

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

July 8, 2008

Michael S. Gross
Chief Executive Officer
GSL Holdings, Inc.
500 Park Avenue, 5th Floor
New York, New York 10022

> **Re:** **GSL Holdings, Inc.**
> **Amendment No. 3 to Registration Statement on Form F-4**
> **Filed July 3, 2008**
> **File No. 333-150309**

Dear Mr. Gross:

We have reviewed your responses to the comments in our letter dated July 1, 2008 and have the following additional comments.

General

1.   We note your response to our prior comment 1. While we do not necessarily agree with the analysis and conclusion set forth in your response letter, we will not issue any further comments on the issues identified in our prior letter at this time.

What is the anticipate dividend policy after the Merger?, page v

2.   Please revise the third paragraph to quantify the anticipated "small portion" of the third and fourth quarter 2008 dividends, if possible. A range of numbers would be acceptable. Provide similar disclosure for the "substantial" return of capital component of the starting dividend. Also, please include a risk factor about the risk that investor looking for income rather than a mix of income and return of capital might not be happy with the returns you plan or tell us why such a risk factor is not needed.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact John Stickel at (202) 551-3324 if you have questions regarding the comments. If you need further assistance, you may contact me at (202) 551-3750.

Regards,

Max A. Webb
Assistant Director

cc: Via Facsimile (212) 455-2502
        Edward Chung, Esq.
        Simpson Thacher & Bartlett LLP